DD 4/16/14

[redacted]

[redacted]

SECURI 14040989 ON

SSION

RECEIVED
MAR 13 2014
DIVISION OF TRADING & MARKETS

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | February 28, 2010 |
| Estimated average burden hours per response | 12.00 |

# ANNUAL ~~AUDITED REPORT~~
# FORM X-17A-5 /A
# ~~PART III~~

| SEC FILE NUMBER |
|---|
| 8- 66064 |

**FACING PAGE**

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 1/1/13 AND ENDING 12/31/13
MM/DD/YY MM/DD/YY

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Pariter Securities LLC

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

(No. and Street)

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Grant Thornton

(Name – *if individual, state last, first, middle name*)

(Address) (City) (State) (Zip Code)

**CHECK ONE:**

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*





DD 6/23/14

X | A

Kevane
Grant Thornton

# Independent Accountants' Report on Applying Agreed-Upon Procedures Related to the SIPC Assessment Reconciliation

## Pariter Securities, LLC

For the Year Ended December 31, 2013

Kevane
Grant Thornton

RECEIVED
2014 MAR 26 PM 3:48
SEC / MR

**Independent Accountants' Report on Applying Agreed-Upon Procedures Related to the SIPC Assessment Reconciliation**

**Kevane Grant Thornton LLP**
33 Calle Bolivia, Ste 400
San Juan, Puerto Rico 00917-2013

T +1 787 754 1915
F +1 787 751 1284
www.kevane.com

**To the Member and Board of Directors of Pariter Securities, LLC:**

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2013, which were agreed to by **Pariter Securities, LLC** (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries.

   The Company made the following general assessment payments, as reported in Form SIPC-7 as of December 31, 2013:

| Check Number | Check Date | Check Amount | Bank Clearing Date |
|---|---|---|---|
| 1481 | 1/22/2013 | $ 954 | 2/1/2103 |
| 2030 | 2/13/2014 | $ 2,798 | * |

   * check has not been collected/cleared by the bank as of the date of this report.

   We found no exceptions as a result of the procedure.

2. Compared the total amounts reported on the audited Form X-17A-5 for the year ended December 31, 2013, as applicable, with the amounts reported in Form SIPC – 7 for the year ended December 31, 2013.

| Audited Form X-17a-5 | Total Revenues Form SIPC-7 | Difference |
|---|---|---|
| $ 1,490,395 | $ 1,378,542 | $ 111,853 |

Amount included in the SPIC-7 as revenue was different than amount per Form X-17a-5.

3. Compared any adjustments reported in Form SIPC-7 with the internal Company's trial balance (general ledger) for the year ended December 31, 2013.

| Adjustment per Form SIPC-7 | Amount |
|---|---|
| Deductions: | |
| Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security future products. | $ 131,649 |
| Clearing firm charges | 140,996 |
| Other revenue not related either directly or indirectly to the securities business | 69,326 |
| Total | $ 341,971 |

The following differences were found:

| | Amount per Audited General Ledger | Amount per Form SIPC-7 | Difference |
|---|---|---|---|
| **Item 2c. (1)** | $ 131,649 | $ 106,536 | $ 25,113 |
| **Item 2c. (9) ii** | $ 69,326 | $ 11,984 | $ 57,342 |

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the General Assessment Payment Form (SIPC-6) for the year ended December 31, 2013.

   We found no exceptions as a result of these procedures.

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7T on which it was originally computed.

   This step does not apply since there were no overpayments of general assessment fees applied to the current assessment for the year ended December 31, 2013.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

March 5, 2014.

Kevane Grant Thornton LLP


E98048
COLEGIO DE CONTADORES PUBLICOS AUTORIZADOS DE PUERTO RICO
CPA
sello
$5.00

Kevane
Grant Thornton

**www.kevane.com**
**www.gti.org**